Exhibit 99.1

NICE Named Among Fast Company’s “World’s 50 Most Innovative Companies”

NICE ranked no. 1 in magazine’s “Top 10 Most Innovative in Finance”

RA’ANANA, ISRAEL, February 12, 2014 – NICE Systems (NASDAQ: NICE) today announced that it was named as one of the “World's 50 Most Innovative Companies” in 2014 by Fast Company magazine. This places NICE among leading businesses like Google, Amazon, Airbnb, and Nike.

NICE ranked first in the magazine’s “Top 10” innovators in finance.

According to Fast Company, “The Most Innovative Companies” ranking is the magazine’s most significant, high-profile editorial effort of the year. The editorial team spends months gathering and sifting data, to identify those enterprises that exemplify the best in business from across the economy and around the world. The end result is a package that dares to be different, emphasizing not just revenue growth and profit margins but also progressive, sustainable business models and an ethos of creativity.

NICE was recognized for “making apps smarter and more sympathetic” with its Mobile Engage solution, which seeks to revolutionize customer service for mobile users in sectors like banking, retail, and insurance. When users require additional help beyond the app, the NICE solution enables them to seamlessly connect to a service agent and automatically transfers the user’s intent, history, and interaction context so that a customer service representative can pick up right where self-service left off.

Zeevi Bregman, President and CEO of NICE, said: “The proliferation of Big Data has a profound influence on our professional and personal lives. We are dedicated to providing our clients with innovative technologies and solutions to help them leverage insights from this data to transform their business. Our analytics-based advanced applications enable organizations to proactively predict and fulfill customers’ needs across channels, identify in real time events and opportunities that require attention, and help customer service teams be more efficient and effective. Our technologies are also applied by companies and organizations to fight financial crime, ensure compliance and increase security awareness.”

Fast Company’s Most Innovative Companies issue (March 2014) is on newsstands beginning February 17 and available online at www.fastcompany.com/MIC as well as in app form via iTunes.

About Fast Company
Fast Company is the world’s leading progressive business media brand, with a unique editorial focus on innovation in technology, ethical economics, leadership, and design. Fast Company and FastCompany.com inspire readers and users to think beyond traditional boundaries and create the future of business. Headquartered in New York City, Fast Company is published by Mansueto Ventures LLC, one of the U.S.’s leading media companies.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.